

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 9:

Information Regarding Designated Compliance Officer



Form NRSRO Exhibit 9

Exhibit 9. Provide in this Exhibit the following information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO: The Designated Compliance Officer for Kroll Bond Rating Agency, LLC is Thomas Connelly, who is employed by KBRA on a full-time basis.

Mr. Connelly's employment history and educational background are presented below:

EMPLOYMENT HISTORY

Kroll Bond Rating Agency, LLC (KBRA)
May 2026 – Present, Director / Interim Designated Compliance Officer
July 2021 – May 2026, Director, Compliance
March 2019 – July 2021, Associate Director, Compliance
October 2016 – March 2019, Compliance Associate

Moody's Investors Service, Inc.
June 2015 – October 2016, Senior Compliance Associate
July 2013 – June 2015, Team Lead
July 2011 – July 2013, Senior Financial Data Associate
July 2009 – July 2011, Financial Data Associate

EDUCATION
Manhattan University (formerly Manhattan College)
Bachelor of Science in Finance